Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE TO PRESENT RESPIRATORY VIRAL PANEL AT
INFECTIOUS DISEASE CONFERENCE

- EXECUTIVE VICE PRESIDENT & CHIEF SCIENTIFIC OFFICER RICHARD JANECZKO TO SPEAK
AT ‘APPLICATION OF NEW TECHNOLOGIES FOR INFECTIOUS DISEASE DIAGNOSIS AND
SURVEILLANCE’ CONFERENCE -

Toronto, Ontario, September 25, 2006 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced that Executive Vice President and Chief Scientific Officer Richard Janeczko, Ph.D., will speak at 1 P.M. SGT on September 28th, 2006 at the ‘Application of New Technologies for Infectious Disease Diagnosis and Surveillance’ Conference in Singapore.

Dr. Janeczko will discuss the development and performance of Tm Bioscience’s ID-Tag™ Respiratory Viral Panel (RVP), a proprietary, comprehensive test for the detection of the majority of strains and subtypes of respiratory viruses, including respiratory syncytial virus A and B, influenza A (with subtyping) and influenza B.

The Conference is being held in Singapore on September 28th, 2006 and will feature specialists in this field who will discuss lessons learned from previous infectious disease outbreaks, as well as tools developed for surveillance programs.

The Tm Bioscience ID-Tag™ Respiratory Viral Panel (RVP)
The ID-Tag™ RVP from Tm Bioscience is designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases.

The Company is focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States, and is also working towards Health Canada approval and CE marking in Europe.

In January 2006, Tm Bioscience made the ID-Tag™ RVP commercially available as an IUO (Investigational Use Only) device. Most recently, the Company has signed distribution agreements for ID-Tag™ RVP in the Netherlands, Scandinavia and Turkey. Tm anticipates securing additional distribution agreements for the product with the goal of making the test available globally.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-ItTM Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts. In particular, statements about the timing of the anticipated launch of ID-Tag™ RVP, its expected role as a cornerstone diagnostic product and as a tool to manage pandemic threats and the expected regulatory status for ID-Tag™ RVP in both Europe and the United States, are or involve forward-looking information.

Forward-looking information is based on certain factors and assumptions. In particular, in making the statements in this press release, the Company has assumed that that it will receive the necessary regulatory approvals in 2006. The Company has also assumed that ID-Tag™ RVP will receive CE marking in Europe coincident with the U.S. FDA approval, that it will be able to develop and manufacture sufficient quantities of its ID-Tag™ RVP and that market penetration of ID-Tag™ RVP will be such that it will serve a key role in the management and treatment of patients infected by respiratory viruses. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com. If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com

PR CONTACT:
Karl Schmieder
GCI Group
212 537-8047
kschmieder@gcigroup.com